

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 17, 2010

By U.S. Mail and facsimile to (604) 539 -7234

Mr. Solomon Nordine, Chief Financial Officer
Border Management, Inc.
968 – 240th Street
Langley, British Columbia, Canada V2Z 2Y3

>   **Re: Border Management, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Form 10-Q for the quarter ended March 31, 2010**
>   **File No. 000-53751**

Dear Mr. Nordine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Report of Independent Registered Public Accounting Firm, page F-2

1. Please revise the scope paragraph and the opinion paragraph of your audit report to cover the cumulative data from June 7, 2006 (inception) through December 31, 2009. Your auditor association with the cumulative data is required on an annual basis as long as you are in the development stage.

Item 8A. Controls and Procedures, page 14

2. Please amend your Form 10-K to disclose the information required by Item 308(a) of regulation S-K relating to management's annual report on internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief